                 U. S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D. C.  20549


                                FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         FIVE STAR RESOURCES, INC.
              (Name of small business issuer in its charter)

           Kansas                                             48-1207793
(State or other jurisdiction of                             (IRS Employer
 incorporation or organization)                             I. D. Number)

     106 S. Parkdale, Wichita, Kansas                        67209
(Address of principal executive offices)                    (Zip Code)

   Issuer's telephone number, including area code:    (316) 722-3442

     Securities to be registered pursuant to Section 12(b) of the Act:
                                   None

     Securities to be registered pursuant to Section 12(g) of the Act:
               Title of Class - Common Stock,  No Par Value


                                      1

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                                  PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a)   Business Development

The Company was incorporated in October 1998 in the State of Kansas to pursue non-designated activities and acquisitions. Since its organization, the Company has not been involved in any bankruptcy, receivership, or similar proceeding and has undergone no material reclassification, merger, or consolidation.

(b)   Business of Issuer

The Company is currently in the development stages and has no business and no revenues. The Company plans to develop a business interest relating to, but not limited to, the internet including a wireless internet high speed data system. There are no employees. The start up operations are being conducted by Management.


ITEM 2.  PLAN OF OPERATION

The Company is a development stage enterprise. The plan of operation includes investing in, but not limited to, an internet related business, either through its own start up operations, or through a possible acquisition or merger with a private Company.

The Company has assets including cash in the bank and marketable securities. The Company has no material commitments for capital expenditures during the next twelve months, and believes it can satisfy its cash requirements for the next twelve months through the sale of its marketable securities if necessary.

Disclosure Regarding Forward-Looking Statements - This Form 10-SB includes "forward-looking" statements within the meaning of Section 27A of the Securities Act and the Company desires to take advantage of the "safe harbor" provisions thereof. Therefore, the Company is including this statement for the express purpose of availing itself of the protections of such safe harbor provisions with respect to all of such forward-looking statements. The forward-looking statements in this Form 10-SB reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from those anticipated. In this Form 10-SB, the words "anticipates," "believes," "expects," "intends," "future" and similar

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expressions identify forward-looking statements.  The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.


ITEM 3.  DESCRIPTION OF PROPERTY

The Company currently owns no properties. Assets consist of cash and marketable securities. The Company has invested in two companies through the ownership of common stock.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of September 30, 1999 by each of the Company's officers and directors, each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and all officers and directors of the Company as a group. The title of class is common stock, no par value.

                                     # of Shares
       Name and Address              Beneficially           Percent of
         of Stockholder                Owned                  Class
-----------------------------        ------------           ----------
 Arthur Sykes, Jr. &                   6,246,057              67.87%
 Jereta Sykes
 106 S. Parkdale
 Wichita, KS   67209

 LSCO Securities Inc.*                   620,000               6.74%
 106 S. Parkdale
 Wichita, KS   67209

 Debra Vaughan                           300,000               3.26%
 1601 Marie Terrace
 Arlington, TX   76010

 All officers and                      7,166,057              77.87%
  directors as a group

 *LSCO Securities is owned by Arthur Sykes, Jr.

Arthur and Jereta Sykes are husband and wife and Debra Vaughan is their daughter.

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The stockholders identified in this table have sole voting and investment power with respect to the shares beneficially owned by them. The owners have no rights to acquire additional shares through options, warrants, rights, or conversion privileges within the next sixty days.

Management is not aware of any current arrangements which would result in a change of control of the Company.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors - The Board of Directors of the Company presently consists of three members. Each director is elected at the annual meeting of shareholders to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. The following table sets forth information concerning the persons currently serving as directors of the Company.

                                                              Date First
                                          Position             Elected
       Name                Age        with the Company       as Director
---------------------      ---      ----------------------   -----------
  Arthur Sykes, Jr.         72      President and Director       1998

  Jereta Sykes              74      Secretary and Director       1998

  Debra Vaughan              48             Director              1999

Executive Officers - Unless otherwise specified by the Board, all executive officers are elected for a term of one year, commencing with the date of the first meeting of the Board following the annual meeting of shareholders, and serve until their successors are elected or appointed and qualified, or until their respective death, resignation, removal or disqualification. The following table sets forth certain information with respect to the persons currently serving as executive officers of the Company.

                                                              Date First
                                          Position             Elected
       Name                Age        with the Company       as Director
---------------------      ---      ----------------------   -----------
  Arthur Sykes, Jr.         72       President & Director         1998

  Jereta Sykes              74       Secretary & Director         1998

Arthur and Jereta Sykes are husband and wife and Debra Vaughan is their daughter.

None of the officers or directors have been involved in any material legal proceedings.

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Arthur Sykes, Jr. has been the president and a director of the Company since its inception. He was a securities broker-dealer with LSCO Securities, Inc. (formerly The Larmer-Sykes Co., Inc.) from 1963 through 1989 and served as its president. He has also served as an officer and/or director of several other companies over the years including four oil and gas companies - Kit Karson Corporation, Q-West Resources, Inc., Conquest Gas Corporation, Golden Chief Resources, Inc., a modular housing Company - Classic Design, Inc., and an engine rebuilding Company - Merge Tech, Inc.

Jereta Sykes was elected as secretary and a director of the Company in 1998. She has been involved in both public and private companies since 1988. She served in the capacity of secretary/treasurer of Kit Karson Corporation, a publicly traded company, from 1988 through 1997. She began serving as secretary/treasurer of LSCO Securities, Inc. in 1989 and continues to hold this position. She has also been a homemaker since 1948.

Debra Vaughan was elected as assistant secretary and director of the Company in 1998. She is married with three children. Ms. Vaughan has been employed by the State of Texas in the Human Resource Department since 1991.


ITEM 6.  EXECUTIVE COMPENSATION

The executive officers of the Company have received no cash salary or bonus since the organization of the Company. The Company issued 621,034 shares valued at $7,924 to its president during April of 1999 for officer compensation. The Company issued 767,967 shares to its president and secretary valued at $23,039 during May of 1999 for officer compensation.

The Company has no bonus, pension, or profit sharing plans.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the fiscal year the Board approved the issuance of 475,320 shares of common stock to related parties for office expenses and fees valued at $4,075.

The Company issued 3,888,966 shares to the Company's president and secretary in exchange for 72,000 shares of Ness International, Inc. (formerly known as Kit Karson Corporation).

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The Company also issued 953,207 shares to its president and others in exchange for a like number of shares of Golden Chief Resources, Inc. The marketable securities are valued at a total recorded cost of $155,165.


ITEM 8.   DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 1,000,000,000 shares of common stock. As of September 30, 1999 there are 9,203,161 shares of common stock outstanding.

Dividend Rights and Policy - Shareholders are entitled to share equally, share for share, in such dividends as might by approved by the Board of Directors. The Company intends to retain earnings to provide funds for its operations, so does not anticipate paying cash dividends in the foreseeable future. Future dividend policy will be determined by the Board of Directors.

Voting Rights - Every shareholder entitled to vote at any election for directors shall have the right to cumulate his votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his shares are entitled, or to distribute his votes on the same principle among as many candidates as he shall think fit. The candidates receiving the highest number of votes up to the number of directors to be elected shall be elected

Assessment and Redemption - All shares issued are and will be legally issued, fully paid and non-assessable.

Purchase and Redemption Rights - Currently only one class of shares has been issued and there are no purchase or redemption rights.

Preemptive Rights - Shareholders have no preemptive rights.

Liability of Directors - See Part II, Item 5. Indemnification of
Directors and Officers.


                                  PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Currently there is no public trading market for the Company's common stock, and it is not listed on any exchange. The Company plans to apply for listing on the OTC Bulletin Board. As of September 30, 1999 there

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were 9,203,161 common shares issued and outstanding owned by 112 shareholders. There are no outstanding warrants or options to purchase any of the Company's securities.

The Company does not anticipate the payment of cash dividends in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend on, among other factors, earnings, capital requirements and the operating and financial condition of the Company.


ITEM 2.  LEGAL PROCEEDINGS

The Company was not a party to any legal proceedings as of September 30, 1999.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On November 5, 1998, the Company sold 50,000 shares for $500.00 to Osage Hills Energy Co. Subsequent to the 1999 year end the Company sold 100,000 shares for $10,000 to Russell and Vicki Teal. These are the only two sales of unregistered securities recorded to date. However, other unregistered securities have been issued as compensation, payment for expenses, and in exchange for common stock in other companies. The details on these transactions follow.

In October of 1998 the Company issued 475,320 shares to the following
persons for office expenses and fees valued at $4,075:   Arthur Sykes,
Jr. - 175,320 shares, Jereta Sykes 100,000, Dale Roehrman - 100,000, and Russel Clancy - 100,000.

The Company issued 621,034 shares valued at $7,924 to Arthur Sykes, Jr. during April of 1999 for officer compensation. During May of 1999 the Company issued 767,967 shares to Arthur and Jereta Sykes for officer compensation. These shares were valued at $23,039.

During 1999 the Company issued 3,888,966 common shares to Arthur and Jereta Sykes for consideration of 72,000 shares of the common stock of Ness International Inc. (formerly known as Kit Karson Corporation). The Company also issued 753,207 shares to Arthur Sykes Jr. and 200,000 shares

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to Donald Roehrman in consideration for a like number of shares of Golden
Chief Resources, Inc. The marketable securities are valued at a total recorded cost of $155,165.

Subsequent to the year end 200,000 common shares were issued to William
D. and Ruth M. Anderson in exchange for 200,000 shares of Golden Chief Resources, Inc., and 437,500 shares were issued to Arthur Sykes, Jr. in exchange for 25,000 shares of Ness Energy International Inc.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

When a person is sued, either alone or with others, because he is or was a director or officer of the corporation, or of another corporation serving at the request of this corporation, in any proceeding arising out of his alleged misfeasance or nonfeasance in the performance of his duties or out of any alleged wrongful act against the corporation or by the corporation, he shall be indemnified for his reasonable expenses, including attorneys' fees, incurred in the defense of the proceeding, if both of the following conditions exist: (1) the person sued is successful in whole or in part, or the proceedings against him are settled with the approval of the court; (2) the court finds that his conduct fairly and equitably merits such indemnity.

The amount of such indemnity which may be assessed against the corporation, its receiver, or its trustee, by the court in the same or in a separate proceeding shall be so much of the expenses, including attorneys' fees incurred in the defense of the proceeding, as the court determines and finds to be reasonable. Application for such indemnity may be made either by the person sued or by the attorney or other person rendering services to him in connection with the defense, and the court may order the fees and expenses to be paid directly to the attorney or other person although he is not a party to the proceeding. Notice of the application for such indemnity shall be served upon the corporation, its receiver, or its trustee, and upon the plaintiff and other parties to the proceeding.


                                 PART F/S

The financial statement information is set forth immediately following the signature page. See the Index to Consolidated Financial Statements on page F-1.

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                                 PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit 3.1.1 - Articles of Incorporation
Exhibit 3.1.2 - Amendment to Articles of Incorporation
Exhibit 3.2   - By-Laws

                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  FIVE STAR RESOURCES, INC.


Date:    December 22, 1999           /s/   ARTHUR SYKES, JR.
                                     Arthur Sykes, Jr., President and
                                     Director


Date:    December 22, 1999           /s/   JERETA SYKES
                                     Jereta Sykes, Secretary and Director

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                         FIVE STAR RESOURCES, INC.

                       INDEX TO FINANCIAL STATEMENTS


  Report of Independent Certified Public Accountants .............. F-2
  Balance Sheet ................................................... F-3
  Statement of Operations ......................................... F-4
  Statement of Stockholders' Equity ............................... F-5
  Statement of Cash Flows ......................................... F-6
  Notes to Financial Statements ................................... F-7




































                                     F-1

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        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Five Star Resources, Inc.
Wichita, Kansas

We have audited the accompanying balance sheet of Five Star Resources, Inc. (a development stage enterprise) (the "Company") as of September 30, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from inception to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five
Star Resources, Inc. at September 30, 1999, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles.



 /s/ ROBERT EARLY & COMPANY
ROBERT EARLY & COMPANY, P.C.
Abilene, Texas

November 12, 1999

                               F-2

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                    FIVE STAR RESOURCES, INC.
                 (A Development Stage Enterprise)

                          Balance Sheet
                        September 30, 1999



                              ASSETS


Current Assets:
  Cash                                                 $  91,274
  Marketable securities (net)                             99,052
  Deferred tax benefit                                     2,853
													   ---------
TOTAL ASSETS                                           $ 193,179
													   =========


               LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Accrued expenses                                     $   3,000
  Payable to officer                                       5,037
  Income taxes payable                                     5,556
													   ---------
     Total Liabilities                                    13,593
													   ---------

Stockholders' Equity:
  Common stock, no par value
  (1,000,000,000 shares authorized,
  9,203,161 outstanding)                                 167,665
  Accumulated earnings                                    11,921
													   ---------
     Total Stockholders' Equity                          179,586
													   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 193,179
													   =========







See accompanying notes to consolidated financial statements.

                               F-3

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                    FIVE STAR RESOURCES, INC.
                 (A Development Stage Enterprise)

                     Statement of Operations
       For the Period from Inception to September 30, 1999




Revenues                                              $       -

Operating Expenses:
  Directors and officers compensation                     40,000
  Rent                                                     3,600
  Legal and professional                                   3,000
  Transfer fees                                              400
  Office expenses                                            895
                                                      ----------
     Total Operating Expenses                             47,895
                                                      ----------
Income from Operations                                   (47,895)

Other Income and Expenses:
  Interest income                                            462
  Gain on sale of marketable securities                   77,211
  Unrealized loss on marketable securities               (15,154)
                                                      ----------
Income Before Income Taxes                                14,624

   Income taxes                                            5,556
   Deferred taxes                                         (2,853)
                                                      ----------
NET INCOME                                            $   11,921
                                                      ==========
Earnings per Share                                    $     0.00
                                                      ==========
Weighted Average Shares Outstanding                    5,159,981
                                                      ==========









See accompanying notes to consolidated financial statements.

                               F-4

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                    FIVE STAR RESOURCES, INC.
                 (A Development Stage Enterprise)

                Statement of Stockholders' Equity
       For the Period from Inception to September 30, 1999



                                                                     Earnings
                                                                   Accumulated
                                                                    During the
                                             Common Stock          Development
                            Date          Shares        Amount        Stage
                            ----        ---------    ----------    -----------

Stock issued for:
  Services and expenses     10/98         475,320    $    4,075    $        -
  Cash                      11/98          50,000           500             -
  Marketable securities     11/98       3,800,000        34,500             -
  Officer compensation      04/99         621,034         7,924             -
  Marketable securities     04/99          68,966           880             -
  Officer compensation      05/99         767,967        23,039             -
  Marketable securities     08/99       3,219,874        90,747             -
  Marketable securities     09/99         200,000         6,000             -
Net income for year                            -             -         11,921
                                        ---------    ----------    ----------

Balances, September 30, 1999            9,203,161    $  167,665    $   11,921
                                        =========    ==========    ==========















See accompanying notes to consolidated financial statements.

                               F-5

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                    FIVE STAR RESOURCES, INC.
                 (A Development Stage Enterprise)

                     Statement of Cash Flows
         Increase/(Decrease) in Cash and Cash Equivalents
       For the Period from Inception to September 30, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                      $    11,921
  Adjustments to reconcile net income/(loss) to
     net cash provided by operations:
     (Gain)/loss on sales of assets                                   (77,211)
     Unrealized (gain)/loss on marketable securities                   15,154
     Services and expenses purchased with stock                        35,038

     Deferred tax benefit                                              (2,853)
     Payables and accrued expenses                                      8,037
     Income taxes payable                                               5,556
                                                                  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              (4,358)
                                                                  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of marketable securities                      117,752
     Purchase of marketable securities                                (22,620)
                                                                  -----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                              95,132
                                                                  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of stock                                          500
                                                                  -----------

  Increase/(decrease) in cash for period                               91,274

     Cash, Beginning of period                                             -
                                                                  -----------
     Cash, End of period                                          $    91,274
                                                                  ===========
Supplemental Disclosures:
   Cash payments for:
      Interest                                                    $        -
      Income taxes                                                         -
   Non-Cash Investing and Financing:
      Stock issued to related parties:
          In exchange for marketable securities                   $   132,126
          For services rendered                                        34,963
          For expenses                                                     75

See accompanying notes to consolidated financial statements.

                               F-6

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                      FIVE STAR RESOURCES, INC.
                   (A Development Stage Enterprise)

                    Notes to Financial Statements
         For the Period from Inception to September 30, 1999


GENERAL INFORMATION

The Company was incorporated in October 1998 in the State of Kansas to pursue non-designated activities and acquisitions. Management plans to file reports with the Securities Exchange Commission in order to become a fully reporting entity. Ultimately, the Company intends to have its stock listed as a trading security. These financial statements cover the period from inception to the selected fiscal year end of September 30, 1999.


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE ENTERPRISE. Due to the fact of its startup nature, the Company is in a development stage. The Company will continue to be a development stage entity until it has begun significant operations and is generating significant revenues.

Generally accepted accounting principles require financial statements to include separate columns presenting cumulative financial statement information. These columns have been omitted in these financial statements because they would contain no data different from that already presented.

MARKETABLE EQUITY SECURITIES. Marketable equity securities that are acquired and held principally for the purpose of selling them in the near term are classified as trading securities. As such, they are recorded at fair value in the current assets section of the balance sheet, with the change in fair value during the period included in current earnings. The cost of securities sold is based on the specific identification method. All securities held by the Company during the reporting period were classified as trading.

INCOME TAXES. Deferred tax liabilities and assets result from temporary differences between the financial statement and income tax bases of assets and liabilities. The Company records and adjusts any deferred tax asset valuation based on judgments as to future realization of the deferred tax benefits supported by demonstrated trends in the Company's operating results.

EARNINGS PER SHARE. Accounting rules provide for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per common

                                 F-7

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share excludes dilutive securities and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution of securities that could share in the earnings of the entity on an as if converted basis. This is done by dividing net income available to common shareholders, as adjusted if necessary, by the weighted average number of common shares outstanding plus potential dilutive securities. The Company had no dilutive securities during the year ended September 30, 1999.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of preparing its Statement of Cash Flows. The Company had no cash equivalents at September 30, 1999.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS. Unless otherwise specified, the Company believes the book value of the financial instruments approximates their fair value due to their short maturities.


NOTE 2:   STOCK TRANSACTIONS

During October 1998, the Board approved the issuance of 475,320 shares of common stock to its President and Directors for expenses and fees valued at $4,075. A cash receipt of $500 resulted in the issuance of 50,000 shares in November 1998. Additionally, in the same month, 3,800,000 shares were issued to the Company's President and Secretary in exchange for 50,000 shares of Ness Energy International, Inc. ("Ness," formerly known as Kit Karson Corporation) valued at $34,500. In April 1999, the Company issued 690,000 shares at the direction of its President as compensation for services valued at $7,924 and his transfer of 2,000 shares of Ness valued at $880. In May 1999 the Company issued 767,967 to its President for services valued at $23,039. In August and September 1999, the Company issued 953,207 shares to its President and others in exchange for a like number of shares of Golden Chief Resources, Inc. value at $28,596. In August 1999, the Company issued 20,000 shares to its President in exchange for 20,000 shares of Ness valued at $68,150.

During August 1999, the Board of Directors authorized and filed a document to increase in the number of authorized shares to 1,000,000,000.


                                 F-8

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NOTE 3:   INVESTMENTS

The following table illustrates the current values, costs and unrealized gains and losses for the securities held.

                                            September 30, 1999
                                       Cost          Market      Unrealized
                                       Basis         Value          Loss
                                    -----------    ---------    -----------
     Marketable equity trading
     securities                     $    85,610    $  70,456    $  (15,154)
     Golden Chief Resources, Inc.        28,596       28,596            -
                                    -----------    ---------    -----------
            Total                   $   114,206    $  99,052    $  (15,154)
                                    ===========    =========    ===========

The following is information regarding trading activity in securities. Cost is determined by actual cost on a first-in first-out basis.
                                                 Gross
                Proceeds                    Realized Amounts
               from Sales               Gains          Losses
               ----------            ----------      ---------
               $  117,751            $   85,445      $   8,234

At September 30, 1999, the Company held 953,207 shares of Golden Chief Resources, Inc. This entity was controlled by the Company's president until August 1999. These shares were acquired subsequent to the change in control of Golden Chief. There is currently no public market for Golden Chief shares, although it has filed all necessary documents to bring it into compliance with Securities Exchange Commission filing requirements. This investment was valued based on similar exchanges of the Company's stock for trading securities. It is carried at cost at September 30, 1999 which management believes represents its fair value. It has been classified as a trading security because management believes that it will be marketable within a short period of time and there is no intent to hold the position long-term.


NOTE 4:   INCOME TAXES

The provision for income tax expense is as follows:

   Current
     Federal                                               $   4,274
     State                                                     1,282
                                                           ---------
                                                               5,556
   Deferred
     Federal                                                  (2,171)
     State                                                      (682)
                                                           ---------
                                                              (2,853)
                                                           ---------
                                                           $   2,703
                                                           =========

The tax effect of temporary differences that give rise to deferred tax assets is Unrealized gain/loss on equity investments of $2,853.


                                 F-9

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The following table presents the significant differences between federal income taxes based on book income before taxes and the Company's estimated federal income tax expense.

     Federal income taxes computed at statutory rate           $    2,194
     State taxes, net of federal benefit                              509
                                                               ----------
             Taxes on income                                   $    2,703
                                                               ==========


NOTE 4:   RELATED PARTY TRANSACTIONS

During the period covered by these financial statements, the Company has issued stock to its President or his assignees for office expenses paid by him ($75) and for services ($37,000). The Company has also paid its President $4,391 for rent for office space and office expenses ($791). At September 30, 1999, the Company owed its president $5,037 for compensation recorded in excess of the value of stock issued to him. This liability is expected to be paid through the issuance of additional shares.

As discussed at Note 2, the Company has also issued numerous shares to its President or his assignees in exchange for marketable securities valued at a total recorded cost of $155,165.


NOTE 5:   SUBSEQUENT EVENTS

Subsequent to September 30, 1999, the Company has issued 200,000 shares of stock to third parties in exchange for 200,000 shares of Golden Chief Resources, Inc., 100,000 for cash proceeds of $10,000, 437,500 shares for 25,000 shares of Ness Energy International, Inc.

In November 1999, the Company issued 437,500 shares of stock to its President in exchange for 25,000 shares of Ness Energy International, Inc.




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